EXHIBIT 2
                                                                       ---------

                               SIMPLAYER.COM LTD.

                               SIMPLAYER.COM LTD.
                               2 MOHALIVER STREET
                              YEHOOD, ISRAEL 56207



                                                              March 31, 2000


To Our Shareholders:

         On behalf of the Board of Directors, I cordially invite you to attend the 2000 Annual General Meeting of the Shareholders of SimPlayer.com Ltd. The meeting will be held at 11:00 A.M., local time, on Monday, April 24, 2000, at the offices of Testa, Hurwitz & Thibeault, LLP, High Street Tower, 125 High Street, 22nd Floor, Boston, Massachusetts, U.S.A.

         We are gratified by your interest in SimPlayer and are pleased that you are part of our family of shareholders. We hope that you will be able to attend the meeting.

         The matters expected to be acted upon at the meeting are described in the attached Proxy Statement. During the meeting, shareholders who are present at the meeting will have the opportunity to ask questions.

         It is important that your views be represented whether or not you are able to be present at the meeting. Please sign and date the enclosed proxy card and promptly return it to us in the postpaid envelope.


                                              Sincerely,

                                              /s/ Yoel Givol

                                              Yoel Givol
                                              President, Chief Executive Officer
                                              and Director

                               SIMPLAYER.COM LTD.
                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                      TO BE HELD ON MONDAY, APRIL 24, 2000

To the Shareholders of SIMPLAYER.COM LTD.:

The Annual General Meeting of SimPlayer.com Ltd. (the "Company") is to be held at the offices of Testa, Hurwitz & Thibeault, LLP, High Street Tower, 125 High Street, 22nd Floor, Boston, Massachusetts, U.S.A., on Monday, April 24, 2000, at 11:00 A.M., local time, for the following purposes:

1.   To elect directors;

2. To approve the grant of options to purchase an aggregate of 390,000 Ordinary Shares of the Company to certain of the Company's current directors and members of its management team;

3. To ratify the Loan Agreement by and between the Company and Yoel Givol dated as of January 31, 2000, adopted by the Company's Board of Directors and Audit Committee;

4. To approve certain amendments to the Company's 1995 International Employee Stock Plan, including an amendment increasing the number of Ordinary Shares of the Company available for issuance pursuant to that plan from 1,910,298 to 3,089,702:

5.   To approve and adopt the Company's 2000 Employee Stock Purchase Plan;

6. To ratify the appointment of Kost, Forer & Gabbay as the Company's independent auditors for the year ending December 31, 2000 and authorize the Board of Directors to fix their compensation;

7. To receive, consider and approve the Auditor's Report, the Directors' Report and the Consolidated Financial Statements of the Company for the year ended December 31, 1999; and

8. To vote upon such other business as may lawfully come before the meeting or at any adjournment thereof.

         The accompanying proxy statement contains further information with respect to these matters. Shareholders of record at the close of business on April 3, 2000 are entitled to receive notice of and to vote at the meeting or any adjournment thereof.

                                 By order of the Board of Directors

                                 /s/ Yoel Givol

                                 Yoel Givol
                                 President, Chief Executive Officer and Director

March 31, 2000

IF YOU DO NOT EXPECT TO BE PRESENT AT THE MEETING, PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY PROMPTLY IN ORDER THAT YOUR SHARES MAY BE VOTED. A RETURN ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE.

                               SIMPLAYER.COM LTD.
                               2 MOHALIVER STREET,
                              YEHOOD, ISRAEL 56207

                                 PROXY STATEMENT

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

                      To be held on Monday, April 24, 2000
                      ------------------------------------

                              -------------------

         This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of SimPlayer.com Ltd. (the "Company") of proxies in the form enclosed to be voted at its Annual General Meeting of Shareholders (the "Meeting") to be held at the offices of Testa, Hurwitz & Thibeault, LLP, High Street Tower, 125 High Street, 22nd Floor, Boston, Massachusetts, U.S.A. on Monday, April 24, 2000, at 11:00 A.M., and at any postponements or adjournments thereof.

         Only shareholders of record as of the close of business on April 3, 2000 are entitled to notice of, and to vote at, the Meeting and any postponements or adjournments thereto. As of March 24, 2000, the Company had outstanding 9,026,572 Ordinary Shares, par value NIS 0.01 per share (the "Ordinary Shares"). Each share is entitled to one vote.

         Each form of proxy which is properly executed and returned to the Company will be voted in the manner directed by the shareholder executing it or, if no directions are given, will be voted (i) for the election of the specified nominees as directors; (ii) to approve the grant of options to purchase an aggregate of 390,000 Ordinary Shares of the Company to certain of the Company's directors and members of its management team; (iii) to ratify the Loan Agreement between the Company and Yoel Givol dated as of January 31, 2000; (iv) to approve the proposed amendments to the Company's 1995 International Stock Option Plan;
(v) to approve and adopt the Company's new employee stock purchase plan; (vi) to ratify the appointment of Kost, Forer & Gabbay as the Company's independent auditors; (vii) to approve the Auditor's Report, the Directors' Report and the Consolidated Financial Statements of the Company for the year ended December 31, 1999; and (viii) in accordance with the judgment of the persons named in the proxy upon such other business as may lawfully come before the meeting or at any adjournment thereof.

         The Company's Annual Report for the fiscal year ended December 31, 1999, which report is not part of this proxy solicitation, is being mailed to shareholders herewith. It is anticipated that this Proxy Statement and the accompanying form of proxy will be mailed to shareholders on or about March 31, 2000.

         The Company's mailing address is 2 Mohaliver Street, Yehood, Israel 56207, and its telephone numbers are 972-6-693-8880 in Israel, and (781) 481-9120 in the U.S.

         Any shareholder who executes and delivers a proxy may revoke it at any time prior to its use by delivery of a written notice of such revocation, or a duly executed proxy bearing a later date, to the Secretary of the Company at the address of the Company set forth above, or by appearing at the Meeting and requesting the return of the proxy, or by voting at the Meeting. In accordance with the provisions of the Company's Articles of Association, all proxies must be received by the Company's transfer agent or at the registered office of the Company at least 48 hours prior to the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting.

         Each of the resolutions presented at the Meeting will require approval by the holders of a majority of the votes present in person or by proxy and voting thereon.

                             PRINCIPAL SHAREHOLDERS

     To the Company's knowledge, (A) the Company is not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government and (B) there are no arrangements, the operation of which may at a subsequent date result in a change in control of SimPlayer. The following table sets forth, as of March 20, 2000, the number of our Ordinary Shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than 10% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group.
                                                                PERCENT OF
                              NAME               AMOUNT-OWNED   CLASS (1)
------------------------------------------------ ------------- ------------
EVISIONLLC.COM, LLC (2)                           2,387,919       26.5%
Yoel Givol (3)                                    3,576,521       39.7
Pat McDonagh (4)                                  2,387,919       26.5
------------------------------------------------ ------------- ------------
All directors and executive officers as group     4,217,770       46.8%
(8 persons) (5)
------------------------------------------------ ------------- ------------

1. Applicable percentage of ownership is based upon 9,011,572 Ordinary Shares outstanding as of March 20, 2000. Beneficial ownership is determined in accordance with the rules of the Commission, and includes voting and investment power with respect to shares. Ordinary Shares subject to options currently exercisable or exercisable within 60 days after March 20, 2000 are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage of any other person.

2. EVISIONLLC.COM, LLC ("E-Vision") has as its members the following entities, each of which owns an equal interest in E-Vision: NILETT LLC, MARIN.COM LLC, SABLINE LLC, SHG.COM LLC, GOG LLC and ECO LLC. Yoel Givol, SimPlayer's Chief Executive Officer and a director, is the managing member of SHG.COM LLC, and members of Mr. Givol's family are members of GOG LLC and ECO LLC. Mr. Givol disclaims beneficial ownership of any interest not directly held by him. Pat McDonagh, a director, is a member of NILETT LLC, and a trust for the benefit of members of Mr. McDonagh's family is a member of SABLINE LLC. Mr. McDonagh disclaims beneficial ownership of any interest not directly held by him.

3. Consists of 3,576,521Ordinary Shares beneficially held by Mr. Givol, of which (a) 10,000 and 9,429 such Ordinary Shares are held by Mr. Givol's daughter and wife, respectively, and (b) 2,387,919 shares are held by E-Vision (See Note 2 above), and (c) 880,000 shares are held by Givol and Associates L.P., a limited partnership with Mr. Givol, his wife and son, of which Mr. Givol is the general partner. Mr. Givol disclaims beneficial ownership of any interest not directly held by him.

4. Consists of Ordinary Shares held by E-Vision, as to which Mr. McDonagh disclaims beneficial ownership (see Note 2 above).

5. Consists of (a) 329,577 Ordinary Shares which may be purchased pursuant to options exercisable within sixty days of March 20, 2000; (b) 432,845 Ordinary Shares held by directors and executive officers of SimPlayer; and
     (c) 3,455,348 Ordinary Shares for which certain directors may be deemed to share the power to vote or dispose of, but as to which such directors disclaim beneficial ownership, of which: (i) 2,387,919 Ordinary Shares are held by E-Vision; (ii) 10,000 and 9,429 Ordinary Shares are held by

     Mr. Givol's daughter and wife, respectively; (iii) 880,000 Ordinary Shares are held by Givol and Associates L.P; and (iv) 168,000 Ordinary Shares held by CAP Ventures Ltd., an entity for which Dr. Michael Anghel, one of our directors, serves as Chairman and CEO.

I.       ELECTION OF DIRECTORS

         NOMINEES

         The Board of Directors recommends the election of the six nominees for director named below. All directors will hold office until the 2001 Annual General Meeting of Shareholders and until their respective successors are elected. Should any of the nominees not be available for election, the proxies will be voted for a substitute nominee designated by the Board of Directors. It is not expected that any of the nominees will be unavailable. Italics indicate positions held with SimPlayer.com, Inc., our U.S. subsidiary.


        NAME                     AGE     POSITION
        ----                     ---     --------

        Yoel Givol               46      President, Chief Executive Officer,
                                         Acting Chief Financial Officer and
                                         Director and PRESIDENT

        Michael Anghel 2         61      Director

        Jonathan Ilany 1, 2      46      Director

        Elaine LeBlanc           44      Director and EXECUTIVE VICE PRESIDENT

        Pat McDonagh 1, 2        48      Director

        Barry O'Callaghan 1, 2   30      Director


        1  Member of Audit Committee
        2  Member of Compensation Committee

         YOEL GIVOL co-founded the Company in 1985, served as President and Chief Executive Officer since 1991, as a director since 1993, as acting Chief Financial Officer since November 1999, and President of our U.S. subsidiary since its founding in 1999.

         DR. MICHAEL ANGHEL joined SimPlayer as a director in February 2000 in connection with our private placement financing. Dr. Anghel had also served as director from July 1993 through May 1999. Dr. Anghel currently serves as the Chairman and CEO of CAP Ventures Ltd., an investment company which he founded in 1999. Prior to that Dr. Anghel served for twenty years in various roles in Israel's Discount Investment Co., an investment company. Dr. Anghel currently serves as a director of Orbotec Corp., a publicly traded manufacturer of automated optical inspection equipment for printed circuits.

         JONATHAN ILANY joined SimPlayer as a director in February 2000. Since 1996, Mr. Ilany has served as the Chief Executive Officer and President of Angiosonics Inc., a privately-held medical devices company.

From 1995 to date, Mr. Ilany invested in public and private companies. From 1982 to 1995, Mr. Ilany held a variety of positions at Bear Sterns and Companies Inc., including serving as a member of its Board of Directors from 1989 to 1995.

         ELAINE R. LEBLANC joined SimPlayer as a director in October 1999 and has served as Executive Vice President of the U.S. subsidiary since January 2000. From July 1997 until she joined SimPlayer full-time, Ms. LeBlanc worked as an independent consultant, affiliated with Gamut Marketing Group. She began providing consulting services to SimPlayer in March 1999. From November 1996 to July 1997, Ms. LeBlanc was Vice President and General Manager of the Boston division of Inso Corporation. From December 1990 to May 1996, Ms. LeBlanc was Senior Vice President at Aimtech Corporation, a developer of multimedia tools for CD-ROM and the Internet. Prior to that she held senior marketing positions at The Softbridge Group and Layered, Inc., a company she co-founded. Elaine holds a bachelor's degree from Middlebury College.

         PAT MCDONAGH joined SimPlayer as a director in October 1999. Mr. McDonagh is a private investor. Mr. McDonagh is the founder of Riverdeep Interactive Learning Ltd., and was Chairman from December 1995 to January 2000 and Chief Executive Officer from December 1995 through April of 1999. Mr. McDonagh continues to serve as a member of Riverdeep's board of directors. Riverdeep is a publicly traded developer of educational software products for grades K-12, and recently purchased SimPlayer's education-related assets. Prior to founding Riverdeep, Mr. McDonagh founded and was the Chairman of SmartForce plc, formerly known as CBT Group, a publicly traded supplier of computer-based training, and remains a director of SmartForce.

         BARRY O'CALLAGHAN joined SimPlayer as a director in October 1999. Since April 1999, he has served as Chief Executive Officer of Riverdeep Interactive Learning Ltd. Riverdeep is the developer of educational software products for grades K-12, and recently purchased SimPlayer's education-related assets. From 1997 to 1999 Mr. O'Callaghan was Director of the Equity Capital Markets division of Credit Suisse First Boston. Prior to 1997, Mr. O'Callaghan worked with Smith Barney and Morgan Stanley in New York, London and Hong Kong in their global equity capital markets divisions. Mr. O'Callaghan is a law graduate of Trinity College in Dublin, Ireland.

         Directors of the Company are elected at the annual shareholders' meeting to serve until the next annual meeting of the shareholders of the Company and until their respective successors are elected and qualified. The Company's Articles of Association provide that the Directors may appoint additional Directors (whether to fill a vacancy or to expand the Board). Officers of the Company serve at the discretion of the Board or until their successors are appointed.

         The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon will be necessary for the election of each nominee for director.

         THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE ELECTION OF EACH NOMINEE FOR DIRECTOR NAMED ABOVE.

         The Articles of Association of the Company provide, as is allowed by Israeli law, that any director may, by written notice to the Company, appoint another person to serve as an alternate director (subject to the approval of the directors) and may cancel such appointment. Any alternate director shall have the number of votes equivalent to the number of directors who appointed him. The term of appointment of an alternate director may be for one meeting of the Board of Directors, or for a specified period, or until notice is given of the termination of the specified period, or of the appointment. Any person, whether or not already a director, may act as an alternate, and the same person may act as the alternate for several directors and have a corresponding number of votes. No director currently intends to appoint any other person as an alternate director.

         The Israeli Companies Law provides that directors and officers owe a duty of care and skill, as well as a fiduciary duty of loyalty and good faith, to their company. In addition, directors and officers are required to disclose any personal interest in a transaction (or proposed transaction) of the company to the Board of Directors and the approval of the Board of Directors is a precondition to the validity of the transaction. If the transaction is an extraordinary transaction (that is, a transaction other than in the ordinary course of business, otherwise than on market terms, or likely to have a material impact on the company's profitability, assets or liabilities), the director or officer must also disclose any personal interest held by any of his/her relatives. Terms of employment of directors require the approval of the Board of Directors and the General Meeting of the Company. Terms of employment of officers who are not directors require the approval of the Board of Directors.

         Jonathan Ilany, Pat McDonagh and Barry O'Callaghan currently serve on the Audit Committee of the Board of Directors.

         COMPENSATION OF DIRECTORS AND OFFICERS

         During the fiscal year ended December 31, 1999, the aggregate remuneration paid to all officers and directors of the Company as a group (9 persons) was $940,000 in salaries, directors' fees, commissions and bonuses and $42,000 in pension, retirement and similar benefits paid to such persons. These figures include two individuals who are no longer with SimPlayer and does not include two officers and one director who joined the Company in January and February of 2000.

II. APPROVAL OF GRANT OF OPTIONS TO CERTAIN DIRECTORS AND MEMBERS OF EXECUTIVE TEAM.

         The Company's Board of Directors have granted options to purchase an aggregate of 390,000 of the Company's Ordinary Shares to Michael Anghel, Jonathan Ilany and Barry O'Callaghan, each of whom are members of the Board of Directors, and Elaine LeBlanc, also a director of the Company and Executive Vice President of the Company's U.S. subsidiary, SimPlayer.com, Inc.

         The option grants are as follows:

         MICHAEL ANGHEL: Dr. Anghel has been granted an option to purchase 30,000 Ordinary Shares at an exercise price of US$7.56 per share. The option is immediately exerciseable.

         JONATHAN ILANY: Mr. Ilany has been granted an option to purchase 30,000 Ordinary Shares at an exercise price of US$7.56 per share. The option is immediately exerciseable.

         ELAINE LEBLANC: Ms. LeBlanc has been granted an option to purchase 180,000 Ordinary Shares at an exercise price of US$0.19 per share. The option vests over two years. Ms. LeBlanc has also been granted an option to purchase an additional 70,000 shares at an exercise price of US$1.03 per share. The option vests over two years.

         BARRY O'CALLAGHAN: Mr. O'Callahan has been granted an option to purchase 80,000 Ordinary Shares at an exercise price of US$0.19 per share. The option vests over two years.

         These option grants are subject to shareholder approval at the 2000 Annual General Meeting of Shareholders. The Company believes the proposed option grants are necessary to enable the Company to attract, retain and motivate qualified and talented directors and managers for its SimPlayer activities.

         The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon will be necessary to approve the option grants to the individuals named here.

         THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THE GRANT OF OPTIONS TO MICHAEL ANGHEL, JONATHAN ILANY, ELAINE LEBLANC AND BARRY O'CALLAGHAN.

III.     RATIFICATION OF LOAN AGREEMENT WITH YOEL GIVOL.

         On January 31, 2000 the Company's Board of Directors approved a loan to Mr. Givol in the amount of $444,375. The term of the loan is 5 years and it bears interest of Libor +1%. Mr. Givol secured the loan by 100,000 Ordinary Shares of the Company which he owns.

         The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon will be necessary to approve the Loan Agreement with Mr. Givol.

         The Board of Directors recommends a vote FOR the ratification of the Loan Agreement with Yoel Givol.

IV.      AMENDMENTS TO THE 1995 INTERNATIONAL EMPLOYEE STOCK PLAN.

         The Company's 1995 International Employee Stock Plan, as amended, (the "International Plan") provides the purchase or award of up to an aggregate of 1,539,425 Ordinary Shares , and the Company's 1995 Employee Stock Option Plan, as amended, (the "1995 Stock Option Plan") permits the granting of options to purchase up to an aggregate of 1,910,298 Ordinary Shares. The 1995 Stock Option Plan and the International Plan are collectively referred to as the "Plans."

         The Plans are administered by the Board or a committee appointed by the Board (the "Compensation Committee"). The Compensation Committee (comprised of Michael Anghel, Jonathan Ilany, Pat McDonagh and Barry O'Callaghan) has broad discretion, subject to certain limitations (some of which are described below), to determine the persons entitled to receive options, or rights to purchase or share awards (in the case of the International Plan) are granted and the number of shares subject thereto. The Plans will expire in 2005, unless terminated earlier by the Board.

         The Board of Directors has approved the following amendments to the International Plan:.

         (a) The increase in the number of Ordinary Shares of the Company available for issuance pursuant to that plan from 1,910,298 to 3,089,702,

         (b)      The replacement of Section 10A with the following:

                       "If an ISO Optionee or a Non-Qualified Option holder ceases to be employed by the Company and all Related Corporations by reason of his or her death, any Option granted by such Optionee under this Plan shall immediately become fully vested and may be exercised by his or her estate, personal representative or beneficiary who has acquired the Option by will or by the laws of descent and distribution, until the earlier of (i) the specified expiration date of the Option; or (ii) six months from the date of the Optionee's death."

         (c) In Section 8D "80%" will be replaced with 50%. Upon such replacement, Section 8D shall read as follows:

                       "Upon the sale of the Company, whether by merger, sale or transfer of at least 50% of its capital shares, or by sale of substantially all of its assets, then this option shall, immediately prior to the consummation of any of the foregoing events, become fully vested and immediately exercisable by the Employee; provided however, that the Board of Directors, in its sole discretion, may require that the Employee's rights under this section shall be conditioned on approval by shareholders of the Company in accordance with Section 280(G)(b)(5)(B) of the Code of regulations thereunder".

         As of February 28, 2000, the Company had granted options to purchase an aggregate of 1,594,321 Ordinary Shares, of which 277,692 were granted pursuant to the 1995 Stock Option Plan and 1,316,629 pursuant to the International Plan, of which grants for 424,859 shares are subject to shareholder approval of the amendments described in this Item 4. Of the 1,594,321 options granted, options to purchase 998,228 Ordinary Shares have been granted to executive officers and directors as a group (8 persons). All the options were granted at exercise prices ranging from NIS 0.01 to $7.56 and expire at various times through October 2002. No awards of Ordinary Shares have been granted under the Plans.

         The Plans are intended to enhance the Company's ability to attract, motivate and retain key employees. Currently, no Ordinary Shares are available for issuances pursuant to the Plans. In February 2000, the Board of Directors voted to amend the International Plan such that it would be increased from 1,539,425 to 3,089,702 Ordinary Shares, in the aggregate.

         These amendments are subject to shareholder approval at the 2000 Annual General Meeting of Shareholders. The Company believes the proposed amendments are especially necessary in order to enable the Company to attract and motivate qualified and talented employees for its SimPlayer activities.

         The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon will be necessary to approve the amendments of the International Plan.

         THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE AFORESAID AMENDMENTS TO THE INTERNATIONAL PLAN.

V.       APPROVAL AND ADOPTION OF THE COMPANY'S NEW EMPLOYEE STOCK PURCHASE
         PLAN.

         In March 2000, the Board of Directors approved an Employee Stock Purchase Plan (the "ESPP") under which employees may purchase the Company's Ordinary Shares at a discount from fair market value. The ESPP is intended to encourage stock ownership by all eligible employees of the Company and its participating subsidiaries so that such employees may share in the growth of the Company by acquiring or increasing their proprietary interest in the Company. The ESPP is also designed to encourage eligible employees to remain in the employ of the Company and its participating subsidiaries.

         There are 1,000,000 Ordinary Shares reserved for issuance under the ESPP. The ESPP is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. Rights to purchase Ordinary Shares under the ESPP are granted at the discretion of the Compensation Committee, which determines the frequency and duration of individual offerings under the Plan and the dates when stock may purchased. Eligible employees participate voluntarily and may withdraw from any offering at any time before stock is purchased. Participation terminates automatically upon termination of employment. The purchase price per share of Common Stock in an offering is 85% of the lesser of its fair market value at the beginning of the offering period or on the applicable exercise date and may be paid through payroll deductions, periodic lump sum payments or a combination of both. The ESPP will terminate in ten years from the date of its approval by shareholders.

         Adoption of the ESPP is subject to shareholder approval at the 2000 Annual General Meeting of Shareholders. The Company believes the proposed ESPP is especially necessary in order to enable the Company to attract, retain and motivate qualified and talented employees for its SimPlayer activities.

         The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon will be necessary to approve the adoption of the ESPP.

         THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL AND ADOPTION OF THE NEW EMPLOYEE STOCK PURCHASE PLAN.

VI.      APPOINTMENT OF INDEPENDENT AUDITORS

         Kost, Forer & Gabbay, Certified Public Accountants (Israel), and a member of Ernst & Young International, have been reappointed by the Board of Directors of the Company as auditors of the Company for the fiscal year ending December 31, 2000, and their remuneration shall be fixed by the Board of Directors according to the volume and nature of their services. They have no relationship with the Company or with any affiliate of the Company except as auditors.

         The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting and voting thereon will be necessary for shareholder approval of the reappointment of Kost, Forer & Gabbay as independent auditors of the Company.

         THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR RATIFICATION OF THE REAPPOINTMENT OF KOST, FORER & GABBAY AS AUDITORS OF THE COMPANY AND THE AUTHORIZATION OF THE BOARD OF DIRECTORS TO FIX SAID AUDITORS' COMPENSATION.

VII.     APPROVAL OF AUDITORS REPORT, DIRECTORS' REPORT AND FINANCIAL STATEMENTS

         At the meeting, the Auditor's Report, the Directors' Report and the Consolidated Financial Statements of the Company for the year ended December 31, 1999, will be presented. The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon will be necessary for shareholder approval of the Auditor's Report, the Directors' Report and the Consolidated Financial Statements of the Company for the year ended December 31, 1999.

         THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR APPROVAL OF THE AUDITOR'S REPORT, DIRECTORS' REPORT AND THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 1999.

VIII.    OTHER BUSINESS

         Management knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

IX.      EXPENSES

         All expenses in connection with this solicitation will be borne by the Company. In addition to solicitation by mail, officers and regular employees of the Company may solicit proxies by personal interview, and by telephone and telegraph, and may request brokers holding stock in their names, or the names of nominees, to forward proxy soliciting material to the beneficial owners of such stock, and will reimburse such brokers for their reasonable expenses.


                                           By Order of the Board of Directors

                                           /s/ Yoel Givol

                                           Yoel Givol,
                                           President, Chief Executive Officer
                                           and Director

Dated:   March 31, 2000




























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